Mail Stop 3561
      March 22, 2006

Via Fax and U.S. Mail

David Stiepleman, Esq.
Goldman Sachs Asset Backed Securities Corp.
85 Broad Street
New York, New York 10004

Re:	Goldman Sachs Asset Backed Securities Corp.
	Registration Statement on Form S-3
	Filed February 23, 2006
	File No. 333-132001

Dear Mr. Stiepleman,

      We have limited our review of your filing for compliance with
Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General
1. Please confirm that the depositor or any issuing entity
previously
established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange
Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered
a
class of asset-backed securities involving the same asset class as this offering.
2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b)
prospectus, or that finalized agreements will be filed
simultaneously
with or prior to the final prospectus.  Refer to Item 1100(f) of
Regulation AB.
3. Please also confirm that you will file unqualified legal and tax
opinions at the time of each takedown.
4. We note the disclosure on page 4 of your base prospectus indicating that several specific types of assets may constitute property of an issuing entity, as well as "other property identified in the prospectus supplement."  Please note that a takedown off of
a
shelf that involves assets, structural features, credit
enhancement
or other features that were not described in the base prospectus will
usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown and revise to remove the language noted above.
5. When available, please provide us with a copy of your updated sale and servicing agreement, marked to show changes from the prior sale and servicing agreement, including any changes made to comply with Regulation AB. Additionally, ensure that the related disclosure in your filing is revised to reflect the terms of your updated agreement. For example, your disclosure on page 38 of the base prospectus should be updated to indicate that the attestation report to be provided by an accounting firm will be based on the servicing criteria set forth in Item 1122(d) of Regulation AB, as opposed to being based on whether "the servicing complies with the applicable transaction documents." See Item 1122(b) of Regulation AB and Rule
13a-18(c). Additionally, you should revise to clarify that all of the reports required by Items 1122 and 1123 of Regulation AB will be filed as exhibits to the 10-K.






Prospectus Supplement

Summary of the Terms of the Notes, page S-1
6. We note from your disclosure in the base prospectus that you contemplate including revolving and pre-funding periods. Please include bracketed language in the summary section of the prospectus supplement illustrating the information you would provide in response to Item 1103(a)(5) for both a pre-funding and revolving period, if applicable.

Credit Enhancement, page S-7
7. Please include a bracketed placeholder for other possible credit enhancement and derivative disclosure. We note the credit enhancement and derivatives you contemplate using as described in the base prospectus. Please provide bracketed placeholders, where appropriate, confirming that you will provide the financial disclosure required by Item 1114(b) for credit enhancers, if applicable. Additionally, while we note the bracketed disclosure you have provided on page S-38, please ensure that your amended filing also includes bracketed placeholders in the summary indicating that you will identify any enhancement provider referenced in Items 1114(b) or 1115 of Regulation AB.

Base Prospectus

Enhancement Relating to Collateral Certificates, page 17
8. While we note that you have provided brief descriptions of some forms of credit enhancement on page 4, each type of credit enhancement or derivative should be described in the base prospectus.
Accordingly, please revise to include a brief description of each type of credit enhancement or derivative, either here or on page 37, as appropriate. Additionally, please revise in both places to either remove your reference to "other types of enhancement," or to list the types of enhancement to which this phrase refers.
9. We note from the second paragraph of this section and from similar disclosure on page 37 that one form of credit enhancement may cover more than one series of securities, resulting in a risk that credit enhancement may be exhausted by claims of securityholders of other series. Please provide us with a legal analysis as to why this arrangement is consistent with the definition of an asset-backed security.





Description of the Certificates, page 25
10. We note from page 26 that the related prospectus supplement will specify the method for determining the interest rate for each class of securities, including variable or adjustable rates. Please revise the base prospectus to specify all indices that may be used to determine interest payments on the offered securities. Refer to Item
1113(a)(3) of Regulation AB.

Pre-Funding, page 33
11. We note that your disclosure regarding both the pre-funding and revolving period indicates that "it is anticipated that" certain restrictions, such as the one and three-year time limits, respectively, specified in Item 1101 of Regulation AB, will apply. Please revise to remove the qualifying language noted above or advise. Additionally, your disclosure currently indicates that the pre-funded amount will not exceed 50% of the principal amount of the securities issued pursuant to a particular offering. Revise to reflect the language of Item 1101(c)(3)(ii)(B), which requires that a pre-funded amount not exceed 50% of the "proceeds of the offering."

*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company`s disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


	If you have any questions regarding these comments, you may contact Susan Min at (202) 551-3727. If you need further assistance, you may contact me at (202) 551-3454.

								Sincerely,


								Sara D. Kalin
		Branch Chief-Legal


cc:	Via Facsimile (312) 701-7711
	Mr. Stuart Litwin, Esq.
	Mayer, Brown, Rowe & Maw LLP
	Telephone: (312) 782-0600




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Mr. David Stiepleman
Goldman Sachs Asset Backed Securities Corp.
March 22, 2006
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